Exhibit 8.1

List of Significant Subsidiaries And Consolidated Affiliated Entities of RYB Education, Inc.

Subsidiaries	Place of Incorporation
Beijing RYB Technology Development Co., Ltd. (北京红黄蓝科技发展有限公司)	PRC
Precious Companion Group Limited (启元教育集团有限公司)	Hong Kong
Consolidated Variable Interest Entity	Place of Incorporation
Zhudou Investment (Beijing) Co., Ltd. (竹兜投资（北京）有限公司)	PRC
Subsidiaries and Sponsored Entities of Consolidated Variable Interest Entity	Place of Incorporation
Beijing Aizhudou Culture Development Co., Ltd. (北京爱竹兜文化发展有限公司)	PRC
Shenzhen RYB Children Education Technology Development Co., Ltd. (深圳红黄蓝儿童教育科技有限公司)	PRC
Beijing Youer Lezhi Technology Development Co., Ltd. (北京优儿乐智科技发展有限公司)	PRC

*

Other subsidiaries and sponsored entities of the consolidated variable interest entity of RYB Education, Inc. have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.